News Release
CIBC’s 2006 Annual Accountability Report to be available December 18
TORONTO, December 14, 2006 – CIBC (CM: TSX; NYSE) — CIBC today announced that its 2006 Annual Accountability Report (AAR) will be posted online and available to analysts, investors, media and the general public at www.cibc.com, About CIBC on Monday December 18, 2006.
CIBC’s 2006 consolidated financial statements and management discussion and analysis are currently posted at www.cibc.com, About CIBC and paper copies are available upon request.
We invite you to review the 2006 AAR that combines CIBC’s Annual Report with the Public Accountability Statement, and provides an integrated review of CIBC’s strategies and performance to all of its stakeholders.
The print version of the 2006 AAR and annual meeting proxy materials will be mailed to CIBC’s common shareholders by early February 2007, following which date paper copies of the 2006 AAR will be available without charge upon request.
CIBC will also post on www.cibc.com, About CIBC a copy of the Form 40-F Annual Report that CIBC will file with the U.S. Securities and Exchange Commission on Monday, December 18, 2006.
For further information: John Ferren, Vice President, Investor Relations, (416) 980-2088, or Mary Lou Frazer, Senior Director, Investor and Financial Communications, (416) 980-4111.